GREENBERG TRAURIG, LLP
2700 Two Commerce Square
2001 Market Street
Philadelphia, PA 19103
Phone: (215) 988-7800
Facsimile: (215) 988-7801

Steven M. Felsenstein, Esq.
Direct dial:  (215) 988-7837
Email: felsensteins@gtlaw.com

March 1, 2010

VIA EDGAR TRANSMISSION

Mr. Brick Barrientos
Division of Investment Management
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	New Century Portfolios
SEC File Nos. 33-24041 / 811-5646
Post-Effective Amendment No. 30

Dear Mr. Barrientos:

This letter responds to the staff comments related to Post-Effective Amendment (“PEA”) No. 30 of Form N-1A of New Century Portfolios (the “Registrant”), as discussed in the telephone calls you had with my colleague, Richard Cutshall, on February 26, 2010 and March 1, 2010.  Please note that PEA No. 30 will be filed through EDGAR separately, and the prospectus will address your comments related to PEA No. 29.

The purpose of this letter is to confirm the changes made by the Registrant to comply with each of the comments provided by you.  To simplify your review at this busy time of year, I have listed each of the comments provided by you in a table set forth below.  Next to each item listed, I have set forth our response.  You will note that in each instance we have complied with the comment, or have made an adjustment to eliminate the concern that led to a comment.

All other changes contained in this filing are made in connection with the annual update of the financial and other non-material information.

Mr. Barrientos
March 1, 2010

	Staff Comment	Response	Checked items apply to ALL applicable Summary sections
Summary Section, Generally
1	Prior to using the Summary Prospectus for any fund, provide the U.S. Securities and Exchange Commission with a draft of the legend required by Rule 498(b)(1)(v) under the Securities Act of 1933	if the Registrant uses the Summary Prospectus, the legend would read as set forth below this table	X
2	Remove the ticker symbol from the beginning of each fund’s summary section	removed	X
Summary Section, New Century Capital Portfolio
3	Following the Shareholder Fees table, delete the asterisked footnote, shorten the text contained therein, and add it to the parenthetical following the “Redemption Fees” line item in the table	deleted, shortened and added	X
4	In the Annual Operating Expenses table, add the word “Fund” between the words “Annual” and “Operating”, both in the title and in the final line item in the table	added	X
5	Following the Annual Operating Expenses table, delete footnotes 1 through 3, and re-number footnote 4 accordingly (and make conforming changes in the table),	deleted, renumbered and changed	X
6	In the Principal Investment Strategies portion of the summary section, add a reference regarding investing in ETFs	added	X

Mr. Barrientos
March 1, 2010

7
Delete the first paragraph in the Principal Investment Risks portion of the summary section, though the Registrant may retain the sentence that reads “You may lose money by investing in the Portfolio.”
		the Registrant has deleted the entire paragraph	X
8	In the Principal Investment Risks portion of the summary section, delete the paragraph titled “Risks in General”	deleted	X
9	In the Principal Investment Risks portion of the summary section, separate the “Equity and Market Capitalization Risk” paragraph into two separate paragraphs	separated	X
10	In the “Investment Company and ETF Risk” add a disclosure regarding the layering of fees and expenses involved with investing in other investment companies	added	X
11	In the Principal Investment Risks portion of the summary section, delete the paragraph that begins “You should consider your own investment goals…”	deleted	X
12	In the paragraph following the “Performance”, delete the sentence that reads “Both assume that all dividends and distributions are reinvested in the Portfolio”	deleted	X
13	In the same paragraph, change the reference to the “bar chart” in the second line with the word “table”	changed	X
14	In the Average Annual Total Returns bar chart, provide updated performance through 12/31/2009, if possible	the returns in the bar chart reflect performance returns through 12/31/2009	X

Mr. Barrientos
March 1, 2010

15	Following the Average Annual Total Returns table, change the “After-tax returns…” from a footnote into a narrative paragraph (and delete the corresponding references in the table)	changed	X
Summary Section, New Century Balanced Portfolio (in addition to comments carried over from above)
16	In the Principal Investment Strategies portion of the summary section, add a disclosure related to investments in emerging markets	added
17	Change footnote 2 following the Average Annual Total Returns table into a narrative paragraph, and move it to before the Average Annual Total Returns bar chart	changed and moved	X (to the extent that the other summary sections contain a similar footnote)
18	In the same paragraph noted in response 15 above, add a discussion of the relevance and application of any supplemental index(es) listed in the Average Annual Total Returns table to the Portfolio	added	X (to the extent that the other summary sections contain a supplemental index)
Summary Section, New Century Opportunistic Portfolio (in addition to comments carried over from above)
19
In the Annual Fund Operating Expenses table, add two new line items after the “Total annual fund operating expenses” line item, the first indicating the amount of the fee waiver / expense reimbursement and the second indicating the total annual fund operating expenses after applying the fee waiver / expense reimbursement added

Mr. Barrientos
March 1, 2010

20	In the footnote discussing the fee waiver / expense reimbursement agreement, add an explanation about who may terminate the agreement and under what conditions they may do so	added
Summary Section, New Century International Portfolio (in addition to comments carried over from above)
21
You inquired as to whether this fund invests in fixed income securities of at least intermediate duration, and if so, add a credit risk and maturity risk to the Principal Investment Risks portion of the summary section, and add corresponding Principal Investment Strategies this fund does not invest in these types of securities; however, see the following item regarding the New Century Alternative Strategies Portfolio
Summary Section, New Century Alternative Strategies Portfolio (in addition to comments carried over from above)
22	We applied your comment above regarding credit risk and maturity risk to this fund and to the New Century Balanced Portfolio	added
23	In the Principal Investment Risks portion of the summary section, add an interest rate risk, if applicable	added
24	In the Principal Investment Risks portion of the summary section, add a distressed companies risk, if applicable	added
Prospectus Body
25
In the paragraph following the “Tax Information” heading, add a disclosure that clarifies that income received by investors investing through tax-deferred arrangements will be subject to income or capital gains taxes at a later date added

Mr. Barrientos
March 1, 2010

26	Add the words “Information on” following the word “Additional” in the heading that reads “Additional Principal Risks of Investing in the Portfolios”	added
27	Verify that each of the risks discussed in the “Additional Information on Principal Risks of Investing in the Portfolios” section is discussed in the summary section of at least one fund	verified
28
If the investment by any fund in other investment companies, including ETFs, that concentrate on a particular industry would have the effect of causing the fund to be concentrated in a particular industry, disclose that information in the risk/return portion of the summary section for such fund none of the funds are concentrated in any particular industry, despite investments in other investment companies, including ETFs, that concentrate in particular industries
Back Cover Page
29	Change the zip code for the SEC Public Reference Section to “20549-1520”	changed

If the Registrant uses the Summary Prospectus for any fund, it will include the following legend in the Summary Prospectus:

Before you invest, you may want to review the Portfolio’s prospectus, which contains more information about the Portfolio and its risks.  You can find the Portfolio’s prospectus and other information about the Portfolio online at www.newcenturyportfolios.com/Documents/index_docs.htm.  You can also get this information at no cost by calling 888-639-0102 or by sending an e-mail request to ncaccess@newcenturyportfolios.com.

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding this filing.  Questions concerning these materials may be directed to the undersigned at (215) 988-7837, or to my colleague Richard Cutshall, Esq. at (312) 476-5121.

Very truly yours,

/s/ Steven M. Felsenstein
Steven M. Felsenstein, Esq.
Ms. Nicole Tremblay, Esq.
Mr. Chris Nardone
Ms. Betsy Hochadel
Mr. Richard Cutshall, Esq.